SNET                                            News Release
						227 Church Street
						New Haven, Connecticut 06510


						  April 24, 1998

For more information contact:   Kevin Moore
				(203) 771-2136

      SNET FIRST QUARTER NORMALIZED NET INCOME OF $56.4 MILLION
		     UP 12.1% BEFORE ONE-TIME ITEMS

		 ACCOUNTING CHANGE FOR PUBLISHING UNIT

New Haven, Conn., Southern New England Telecommunications Corporation
(SNET) -- (NYSE: SNG) -- announced today first quarter 1998 normalized net income of $56.4 million vs $50.3 million for first quarter 1997, a 12.1% increase. Normalized diluted earnings per share for first quarter 1998 were $0.83 compared to $0.76 for first quarter 1997.

In the first quarter 1998, the company changed the accounting method for its Publishing unit which resulted in a non-cash, one-time gain of $15.5 million or $0.23 per diluted share for the cumulative effect of this change. Reported net income, including the cumulative effect, was $71.9 million, or $1.06 per diluted share. In first quarter 1997, the company reported net income of $42.4 million, or $0.64 per diluted share, which included a charge of $0.06 for debt redemption.
Restating first quarter 1997 for the Publishing accounting change on a pro forma basis, and excluding the debt redemption, results in normalized net income of $50.3 million, or $0.76 per diluted share for first quarter 1997. This is summarized in the following table:

					  1Q98                    1Q97
				Net Income    Diluted    Net Income   Diluted
			       ($ millions)     EPS     ($ millions)    EPS
Reported                          $71.9        $1.06       $42.4       $0.64
Extraordinary charge-debt
  redemption                       --           --           3.7        0.06
Publishing accounting change:
 -restated 1Q '97                  --           --           4.2        0.06
 -cumulative effect               (15.5)       (0.23)        --         --
Normalized                        $56.4        $0.83       $50.3       $0.76

The weighted average number of common shares outstanding for the first quarter 1998 increased for both basic EPS and diluted EPS by 2.2% and 3.3% respectively, primarily the result of the exercise of employee stock options.

Effective January 1, 1998, the corporation changed its method of accounting for directory publishing revenues and expenses. The old method recognized revenues and expenses related to publishing directories using the "amortization" method in which revenues and expenses were recognized over the lives of the directories, generally one year. Under the new "point of publication" or "as issued basis" method, revenues and expenses are recognized when the directories are published.

Daniel J. Miglio, SNET's chairman and chief executive officer, said, "We are very pleased with our performance in the quarter. We posted strong growth, most notably in our wireline business, with robust access line gains and continued success in long-distance service. Our results were solid despite the impacts of competition and the significant incremental costs of regulatory mandates.

"Our planned merger with SBC Communications is advancing according to plan," he added. "During the first quarter, we received a green light from our shareholders and the U.S. Department of Justice raised no objections. We filed applications with the Federal Communications Commission and the Connecticut Department of Public Utility Control in February, and the regulatory process is moving forward on schedule.
We expect the merger will close by year end."

REVENUES
Consolidated revenues and sales for the quarter were $527.1 million, up 9.2%.
	Wireline revenues grew to $424.8 million, an increase of 7.3%. Local service revenues were up 8.6%, the result of continued strong access line growth of 5.8%, including 29.2% growth in second lines. Network-access revenues increased 5.5% as a result of growth in access lines and minutes of use. In-state toll revenues decreased 4.9%, reflecting the competitive market. Revenues from the interstate/international long-distance business increased 35.1%, due primarily to a 25.6% increase in the customer base.

	Wireless revenues were $58.0 million, up 13.9%, reflecting 16.0% growth in customers and a 28.0% increase in minutes of use.

	Information and Entertainment revenues grew by $15.4 million to $62.1 million, due primarily to the accounting change in Publishing which approximated $9 million. Growth in Publishing and our cable TV business, as well as a doubling of Internet customers, contributed to the remainder of the increase.

EXPENSES

Consolidated operating expenses for the first quarter increased to $305.4 million, up 8.5%.

	Wireline operating expenses rose $10.3 million, or 4.3%, reflecting costs associated with expanding our interstate and international long-distance customer base, services to other carriers and increased advertising expenses.

	Wireless operating expenses increased $5.3 million, or 14.3%, to support growth in the customer base and for the rollout of digital service.

	Information and Entertainment operating expenses rose by $12.8 million, due primarily to growth in cable TV and Internet services and costs associated with the restructure of Publishing. Approximately $3 million was attributable to the accounting change in Publishing.

Depreciation and amortization expenses were up $3.4 million, or 3.7%, due to higher levels of property, plant and equipment. Interest expense was essentially flat. Income taxes increased $6.1 million, or 22.0%, the result of higher pre-tax income.

SNET is a leading information, communication and entertainment company in Connecticut, offering a full range of wireline products including
SNET All Distance[R] service as well as wireless voice and data services, Internet access and cable TV. The company is building I-SNET[R], a statewide broadband information superhighway. In the latest
J.D. Power national customer satisfaction survey, SNET was ranked the number one, long-distance company in America among mainstream users.



				  SNET
		Preliminary Summary of Consolidated Results
		 For the Three Months Ended March 31, 1998
	       (Dollars in Millions Except Per Share Amounts)


					      (Unaudited)
					For the 3 Months Ended  Percent
						March 31,       Change
					      1998    1997
INCOME STATEMENT
Revenues and Sales                          $527.1  $482.7        9.2%
Costs and Expenses:
 Operating and maintenance                   305.4   281.6        8.5%
 Depreciation
  and amortization                            95.0    91.6        3.7%
 Taxes other than income                      12.9    13.1       (1.5%)
  Total Costs and Expenses                   413.3   386.3        7.0%
Operating Income                             113.8    96.4       18.0%
Interest expense                              22.6    22.7        (.4%)
Other income, net                             (1.0)     .1
Income Before Income Taxes                    90.2    73.8       22.2%
Income taxes                                  33.8    27.7       22.0%
Income Before Extraordinary
  Charge and Accounting Change                56.4    46.1       22.3%
Extraordinary Charge,
Net of Tax                                      -     (3.7)
Accounting Change, Net of Tax                 15.5      -

Net Income                                   $71.9   $42.4       69.6%

Weighted Average Basic Common Shares
 Outstanding (thousands)*                   67,225  65,783        2.2%

Weighted Average Diluted Common Shares
 Outstanding (thousands)*                   68,022  65,848        3.3%


* Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.




			       SNET
	    Preliminary Summary of Consolidated Results
	     For the Three Months Ended March 31, 1998
	   (Dollars in Millions Except Per Share Amounts)


					 (Unaudited)
				   For the 3 Months Ended   Percent
					  March 31,         Change
					1998     1997

BASIC EARNINGS PER COMMON SHARE*
    Income Before
      Extraordinary Charge and
      Accounting Change**               $.84     $.70         20.0%
    Extraordinary Charge,
      Net of Tax                         -      (0.06)
    Accounting Change, Net of Tax        .23      -
    Net Income                         $1.07    $0.64         67.2%

DILUTED EARNINGS PER COMMON SHARE*
    Income Before
      Extraordinary Charge and
      Accounting Change**               $.83     $.70         18.6%
    Extraordinary Charge,
      Net of Tax                         -      (0.06)
    Accounting Change, Net of Tax        .23      -
    Net Income                         $1.06    $0.64         65.6%

    STATISTICS
    Access Lines in Service
       (thousands)                     2,317    2,190          5.8%
    Interstate Minutes of Use
       (millions)                      2,173    2,048          6.1%


* Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.


** 1997 amount does not include the accounting change. If the accounting change had been applied to 1997, Basic and Diluted Earnings Per Share Before Extraordinary Charge and Accounting Change for the period would have been $.76. The Basic and Diluted Earnings Per Share percent change for the period would have been 10.5% and 9.2%, respectively.